

May 13, 2024

Joseph Brinkman
Vice President and Chief Financial Officer
Chart Industries, Inc.
220 Airport Industrial Drive
Suite 100
Ball Ground, GA 30107

      Re: Chart Industries, Inc.
          Form 10-K for Fiscal Year December 31, 2023
          Form 8-K Filed February 28, 2024
          File No. 001-11442

Dear Joseph Brinkman:

     We have limited our review of your filing to the financial statements and related disclosures and have the following comments.

     Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

     After reviewing your response to this letter, we may have additional comments.

Form 8-K filed on February 28, 2024

Exhibit 99.1
Reconciliation of Earnings Per Common Share Attributable to Chart Industries, Inc. - Continuing Operations..., page 16

1.   Please address the following related to your reconciliation on page 16:
- Your non-GAAP measure, adjusted earnings per common share attributable to Chart Industries, Inc. is reconciled to Income/Loss from Continuing Operations which does not appear to be the most directly comparable GAAP measure. Revise your reconciliation to begin with Net Income/Loss Attributable to Chart Industries. Alternatively, if the non GAAP measure is intended to relate to continuing operations, please label it as such.
- Tell us why you are adjusting for the mandatorily redeemable preferred stock dividend and explain how you calculated this adjustment.
- Finally, we note you have included several adjustments which do not have footnote

disclosure describing the adjustment and how the adjustment was quantified. Explain the adjustments to us and revise future filings to include this disclosure. For adjustments that include multiple elements, explain and quantify each element included in the adjustment. This comment also applies to adjustments on reconciliations included on pages 17-23.

Reconciliation of Net Cash Provided By (Used In) Operating Activities to Free Cash Flow and Adjusted Free Cash Flow, page 17

2. We note that you provide a reconciliation of free cash flow (non-GAAP) and adjusted free cash flow (non-GAAP). In future filings, please revise your free cash flow and adjusted free cash flow titles to specifically identify whether it relates to continuing operations or discontinued operations.

Reconciliation of Gross Profit to Adjusted Gross Profit..., page 18

3. Please revise future filings to present the most directly comparable measures prior to the non-GAAP measures in accordance with Item 10(e)(1)(i)(A) to prevent undue prominence. In this regard, we note you have not included Gross Margin or Operating Margin in the tables included on pages 18-21. Additionally, on page 23 you should disclose Net Income as a percent of sales alongside Adjusted EBITDA as a percent of sales.

4. On pages 22 and 23, your presentation of Chart Industries, continuing operations pro forma appears to be a non-GAAP measure, as such, in future filings, please provide disclosures and presentation to comply with Article 11 of Regulation S-X and Question 100.05 of the Compliance and Disclosure Interpretations on Non-GAAP Financial Measures.

Exhibit 99.2, page 32

5. As it appears you have furnished the supplemental information included in Exhibit 99.2 under Item 2.02 of Form 8-K, please note that Item 10(e)(1)(i) of Regulation S-K applies to all disclosures of non-GAAP measures. In this regard, please also address the following in future filings:
   - We note that you have provided non-GAAP measures without disclosure of and reconciliation to the most directly comparable GAAP measure. Revise to comply with Item 10 of Regulation S-K and the Compliance and Disclosure Interpretations on Non-GAAP Measures.
   - On page 32, your "Fourth Quarter 2023 Net Income & EBITDA Bridge" appears to present a full non-GAAP income statement . Revise to eliminate this presentation so as not to attach undue prominence to this non-GAAP information. Refer to Question 102.10(c) of the Non-GAAP Compliance and Disclosure Interpretations for guidance.
   - On pages 32 and 35, your presentation of EBITDA includes loss on debt

extinguishment. We remind you that to the extent your calculation of EBITDA includes any item in addition to what the acronym suggests (e.g., loss on debt extinguishment), you should revise the title of the measure or remove that item from your calculation of EBITDA. Refer to Question 103.01 of the Compliance & Disclosures Interpretations on Non-GAAP Financial Measures.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Mindy Hooker at 202-551-3732 or Ernest Greene at 202-551-3733 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing